ALCON INC. INTERIM FINANCIAL REPORT

OPERATING PERFORMANCE
Key figures

	Three months ended March 31
			Change %
($ millions unless indicated otherwise)	2023	2022	$	cc(1)

Net sales to third parties	2,333	2,175	7	11
Gross profit	1,305	1,208	8	14
Operating income	268	246	9	28
Operating margin (%)	11.5	11.3
Net income	174	168	4	26
Basic earnings per share ($)	0.35	0.34	3	26
Diluted earnings per share ($)	0.35	0.34	3	26

Core results(1)
Core operating income	480	448	7	18
Core operating margin (%)	20.6	20.6
Core net income	347	338	3	14
Core basic earnings per share ($)	0.70	0.69	1	14
Core diluted earnings per share ($)	0.70	0.68	3	14
(1)Core results and constant currencies (cc) as presented in this table are non-IFRS measures. Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.

Net sales by segment

	Three months ended March 31
			Change %
($ millions unless indicated otherwise)	2023	2022	$	cc(1)

Surgical
Implantables	427	455	(6)	(3)
Consumables	656	601	9	13
Equipment/other	221	203	9	14
Total Surgical	1,304	1,259	4	8

Vision Care
Contact lenses	615	557	10	14
Ocular health	414	359	15	19
Total Vision Care	1,029	916	12	16
Net sales to third parties	2,333	2,175	7	11
(1) Constant currencies is a non-IFRS measure. Refer to the 'Supplementary Information' section for additional information.
First quarter
Surgical
Surgical net sales were $1.3 billion, an increase of 4%. Excluding unfavorable currency impacts of 4%, Surgical net sales increased 8% in constant currencies.
•Implantables net sales were $427 million, a decrease of 6%. Presbyopia correcting intraocular lens ("PCIOLs") sales in South Korea decreased approximately $47 million due to an insurance reimbursement change that took effect April 1, 2022. This decline was partially offset by an increase in intraocular lens sales across other geographies. There were unfavorable currency impacts of 3%. Implantables net sales decreased 3% in constant currencies.
•Consumables net sales were $656 million, an increase of 9%, reflecting favorable market conditions across geographies and price increases, partially offset by unfavorable currency impacts of 4%. Consumables net sales increased 13% in constant currencies.
•Equipment/other net sales were $221 million, an increase of 9%, reflecting continued strong demand in international markets for cataract and vitreoretinal equipment, partially offset by unfavorable currency impacts of 5%. Equipment/other net sales increased 14% in constant currencies.
Vision Care
Vision Care net sales were $1.0 billion, an increase of 12%, including 5% from products acquired in 2022. Excluding unfavorable currency impacts of 4%, Vision Care net sales increased 16% in constant currencies.
•Contact lenses net sales were $615 million, an increase of 10%, led by continued growth in silicone hydrogel contact lenses, including the Precision1 and Total families of products, and price increases. Growth was partially offset by unfavorable currency impacts of 4%. Contact lenses net sales increased 14% in constant currencies.
•Ocular health net sales were $414 million, an increase of 15%, primarily driven by the portfolio of eye drops, including acquired ophthalmic pharmaceutical products, and price increases. This growth was partially offset by unfavorable currency impacts of 4%. Ocular health net sales increased 19% in constant currencies.

Operating income

	Three months ended March 31
			Change %
($ millions unless indicated otherwise)	2023	2022	$	cc(1)

Gross profit	1,305	1,208	8	14
Selling, general & administration	(785)	(741)	(6)	(8)
Research & development	(202)	(166)	(22)	(23)
Other income	5	9	(44)	(37)
Other expense	(55)	(64)	14	10
Operating income	268	246	9	28
Operating margin (%)	11.5	11.3

Core results(1)
Core gross profit	1,478	1,357	9	14
Core operating income	480	448	7	18
Core operating margin (%)	20.6	20.6
(1)    Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
First quarter
Operating income was $268 million (+9%, +28% cc), compared to $246 million in the prior year period. Operating margin increased 0.2 percentage points, reflecting improved underlying operating leverage from higher sales and manufacturing efficiencies. In addition, the prior year period was impacted by a $20 million provision for a legal settlement. Operating margin benefits were partially offset by unfavorable product mix in Surgical with the decline in PCIOL sales in South Korea, higher amortization for intangible assets due to recent acquisitions, increased investment in research and development following the acquisition of Aerie Pharmaceuticals, Inc. ("Aerie") and a negative 1.5 percentage point impact from currency. Operating margin increased 1.7 percentage points on a constant currencies basis.
Adjustments to arrive at core operating income in the current year period were $212 million, mainly due to $173 million of amortization. Adjustments to arrive at core operating income in the prior year period were $202 million, mainly due to $146 million of amortization and a $20 million provision for a legal settlement.
Core operating income was $480 million (+7%, +18% cc), compared to $448 million in the prior year period. Core operating margin was in-line with the prior year period, reflecting improved underlying operating leverage from higher sales and manufacturing efficiencies. Core operating margin benefits were offset by unfavorable product mix in Surgical with the decline in PCIOL sales in South Korea, increased investment in research and development following the acquisition of Aerie and a negative 1.3 percentage point impact from currency. Core operating margin increased 1.3 percentage points on a constant currencies basis.

Segment contribution
For additional information regarding segment contribution, please refer to Note 3 to the Condensed Consolidated Interim Financial Statements.

	Three months ended March 31
			Change %
($ millions unless indicated otherwise)	2023	2022	$	cc(1)

Surgical segment contribution	381	372	2	11
As % of net sales	29.2	29.5
Vision Care segment contribution	199	170	17	26
As % of net sales	19.3	18.6
Not allocated to segments	(312)	(296)	(5)	(6)
Operating income	268	246	9	28
Core adjustments(1)	212	202
Core operating income(1)	480	448	7	18
(1)Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
First quarter
Surgical
Surgical segment contribution was $381 million (+2%, +11% cc), compared to $372 million in the prior year period. Segment contribution margin decreased 0.3 percentage points, including a negative 1.3 percentage point impact from currency. Segment contribution margin increased 1.0 percentage points on a constant currencies basis as improvements in underlying operating leverage from higher sales and manufacturing efficiencies were partially offset by unfavorable product mix from the decline in PCIOL sales in South Korea.
Vision Care
Vision Care segment contribution was $199 million (+17%, +26% cc), compared to $170 million in the prior year period. Segment contribution margin increased 0.7 percentage points, with improved underlying operating leverage from higher sales and manufacturing efficiencies, partially offset by increased investment in research and development following the acquisition of Aerie. Segment contribution margin benefits from higher margin ophthalmic pharmaceutical products following the acquisition of Aerie were offset by unfavorable product mix from launches of new silicone hydrogel daily contact lenses. There was also a negative 1.0 percentage point impact from currency. Segment contribution margin increased 1.7 percentage points on a constant currencies basis.
Not allocated to segments
Operating loss not allocated to segments totaled $312 million (-5%, -6% cc), compared to $296 million in the prior year period. The increase in amounts not allocated was primarily driven by higher amortization for intangible assets due to acquisitions. The prior year period included a provision for a legal settlement.

Non-operating income & expense

	Three months ended March 31
			Change %
($ millions unless indicated otherwise)	2023	2022	$	cc(1)

Operating income	268	246	9	28
Interest expense	(47)	(29)	(62)	(67)
Other financial income & expense	(8)	(17)	53	55
Income before taxes	213	200	7	30
Taxes	(39)	(32)	(22)	(48)
Net income	174	168	4	26
Basic earnings per share ($)	0.35	0.34	3	26
Diluted earnings per share ($)	0.35	0.34	3	26

Core results(1)
Core taxes	(78)	(64)	(22)	(34)
Core net income	347	338	3	14
Core basic earnings per share ($)	0.70	0.69	1	14
Core diluted earnings per share ($)	0.70	0.68	3	14
(1)Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.

First quarter
Interest expense
Interest expense was $47 million, compared to $29 million in the prior year period. The current year period had increased financial debts following the funding of the Aerie acquisition in November 2022 and less favorable interest rates.
Other financial income & expense
Other financial income & expense was a net expense of $8 million, compared to $17 million in the prior year period. The decrease was primarily driven by interest income on time deposits and lower foreign currency exchange losses.
Taxes
Tax expense was $39 million, compared to $32 million in the prior year period. The average tax rate was 18.3% compared to 16.0% in the prior year period. The increase in the average tax rate is primarily driven by the mix of pre-tax income/(loss) across geographical tax jurisdictions.
Adjustments to arrive at core tax expense in the current year period were $39 million for the tax effect associated with operating income core adjustments. Adjustments to arrive at core tax expense in the prior year period were $32 million for the tax effect associated with operating income core adjustments, partially offset by discrete tax items.
Core tax expense was $78 million, compared to $64 million in the prior year period. The average core tax rate was 18.4% compared to 15.9% in the prior year period, primarily due to the mix of pre-tax income/(loss) across geographical tax jurisdictions and a decrease in the tax benefit associated with discrete items.
Net income and earnings per share
Net income was $174 million, compared to $168 million in the prior year period, primarily due to higher operating income and lower other financial income & expense, partially offset by increases in interest expense and tax expense. The associated basic and diluted earnings per share were $0.35, compared to basic and diluted earnings per share of $0.34 in the prior year period.

Core net income was $347 million, compared to $338 million in the prior year period, primarily due to higher core operating income and lower other financial income & expense, partially offset by increases in interest expense and core tax expense. The associated core basic and diluted earnings per share were $0.70, compared to core basic and diluted earnings per share of $0.69 and $0.68, respectively, in the prior year period.

LIQUIDITY AND CAPITAL RESOURCES
Cash flow
Net cash flows from operating activities
Net cash flows from operating activities amounted to $85 million in the first three months of 2023, compared to $66 million in the prior year period. The current year includes increased collections associated with higher sales, partially offset by the negative impact of foreign currency rates on operating results, increased cash outflows from higher transformation payments, other operating expenditures, including increased investment in research and development, and increased taxes paid due to timing of payments. Both periods were impacted by semi-annual interest payments and changes in net working capital.
Changes in net working capital in the current year were mainly driven by the net change in other operating liabilities and increases in inventories and trade receivables. The net change in other operating liabilities was primarily driven by the timing of annual associate short-term incentive payments, which generally occur in the first quarter and were lower than in the prior year period, and the timing of revenue deduction payments, partially offset by higher wage accruals due to the timing of payroll. The increase in inventories was primarily to meet expected upcoming demand. The increase in trade receivables was primarily driven by new receivables from higher sales outpacing collections.
Changes in net working capital in the prior year period were mainly driven by the net change in other operating liabilities and increases in trade receivables and inventories. The net change in other operating liabilities was primarily driven by the timing of annual associate short-term incentive payments. The increase in trade receivables was primarily driven by new receivables from higher sales outpacing collections. The increase in inventories was primarily driven by cataract consumables and ocular health products. Refer to Note 7 of the Condensed Consolidated Interim Financial Statements for additional details regarding changes within net working capital in the current and prior year periods.
Net cash flows used in investing activities
Net cash flows used in investing activities amounted to $155 million in the first three months of 2023, compared to $603 million in the prior year period. Cash outflows in the current year period primarily include capital expenditures, which were lower than in the prior year period, and purchases of long-term financial investments measured at fair value through other comprehensive income and intangible assets.
Cash outflows in the prior year period primarily included the acquisition of Ivantis, Inc. ("Ivantis") and capital expenditures. Refer to Note 2 of the Condensed Consolidated Interim Financial Statements for additional information on the acquisition of Ivantis.
Net cash flows used in financing activities
Net cash flows used in financing activities amounted to $21 million in the first three months of 2023, compared to $89 million in the prior year period. Cash outflows in the current year period primarily include withholding taxes paid upon net settlements of equity-based compensation and lease payments, partially offset by net proceeds from local debt facilities.
Cash outflows in the prior year period primarily included payment of certain local debt facilities, withholding taxes paid upon net settlements of equity-based compensation, lease payments and payments made upon settlement of derivative contracts.
Free cash flow (non-IFRS measure)
Free cash flow amounted to an outflow of $19 million in the first three months of 2023, compared to $52 million in the prior year period, driven primarily by increased cash flows from operating activities and decreased purchases of property, plant and equipment. Free cash flow was an outflow for both periods due to the timing of annual associate short-term incentive payments.
For additional information regarding free cash flow, which is a non-IFRS measure, see the explanation of non-IFRS measures and reconciliation tables in the 'Supplementary Information' section.

Balance sheet
Assets
Total non-current assets were $24.0 billion as of March 31, 2023, a decrease of $56 million when compared to December 31, 2022. Intangible assets other than goodwill decreased $166 million primarily due to recurring amortization, partially offset by additions. Total current assets were $5.3 billion as of March 31, 2023, an increase of $138 million when compared to $5.2 billion as of December 31, 2022. Inventories increased $113 million primarily to meet expected upcoming demand. Trade receivables increased $90 million primarily driven by higher sales outpacing collections, partially offset by foreign currency translation effects. Cash and cash equivalents decreased $91 million due to the net impact of operating, investing and financing activities as described in the preceding section. Our cash and cash equivalents are maintained at a number of financial institutions. To mitigate the risk of uninsured balances, we select financial institutions based on their credit ratings and financial strength, and we perform ongoing evaluations of these institutions to limit our concentration risk exposure.
Liabilities
Total non-current liabilities were $6.8 billion as of March 31, 2023, in line with December 31, 2022. Non-current financial debts increased $43 million due to the refinancing of local debt facilities in Japan and currency translation effects. Total current liabilities were $2.6 billion as of March 31, 2023, a decrease of $185 million when compared to $2.8 billion as of December 31, 2022. Provisions and other current liabilities decreased $154 million primarily due to the timing of annual associate short-term incentive payments, transformation payments and revenue deduction payments, partially offset by higher wage accruals due to the timing of payroll.
Equity
Equity was $19.9 billion as of March 31, 2023, an increase of $187 million when compared to $19.7 billion as of December 31, 2022.
Net (debt)/liquidity (non-IFRS measure)
Net debt of $3.8 billion as of March 31, 2023 increased $132 million compared to $3.7 billion as of December 31, 2022. Alcon's liquidity amounted to $894 million as of March 31, 2023, compared to $988 million as of December 31, 2022. Total financial debt amounted to $4.7 billion as of March 31, 2023, compared to $4.6 billion as of December 31, 2022. The average maturity of financial debts outstanding as of March 31, 2023 is 11.5 years.
The $1 billion revolving credit facility remained undrawn as of March 31, 2023 and May 9, 2023.
For additional information regarding net (debt)/liquidity, which is a non-IFRS measure, see the explanation of non-IFRS measures and reconciliation tables in the 'Supplementary Information' section.

Additional Considerations
Supply chain continuity
We have experienced inflationary pressures primarily in electronic components, freight, labor, resins, plastics and other raw materials, utilities and services, which we continue to manage with price increases and productivity initiatives. However, we expect gross margin to be impacted in the remainder of 2023 as we sell inventory which was manufactured with a higher cost base due to continued inflation. We have also encountered supply chain challenges in certain components including microchips, resins and plastics. Our procurement teams are staying in close contact with our critical suppliers to maintain access to raw materials and other components. When necessary, we are also utilizing alternative methods of product distribution and supplier sourcing, as well as alternative shipping options where possible. We expect these inflationary pressures and supply chain challenges to continue through 2023.
Foreign currencies
We use the US Dollar as our reporting currency and are therefore also exposed to foreign currency exchange movements and costs to enter hedging agreements, primarily in Euros, Japanese Yen, Chinese Renminbi, Canadian Dollars, Korean Won, Swiss Francs, Russian Rubles and emerging market currencies. The foreign currency exposure on the balance sheet is hedged with limited exception, but the impact of ongoing macroeconomic conditions is currently unknown and could have a material adverse effect on our results of operations, cash flows or financial condition.
JJSVI patent dispute
On February 12, 2023 we announced the settlement of legal proceedings with Johnson & Johnson Surgical Vision, Inc.("JJSVI") related to femtosecond laser-assisted cataract surgery devices. As part of that resolution, the parties exchanged cross-licenses of certain intellectual property and other mutually agreed covenants and releases, and Alcon made a one-time payment to JJSVI of $199 million on April 3, 2023, which was accrued as of December 31, 2022 and March 31, 2023, for those rights and to resolve the parties’ various worldwide intellectual property disputes concerning such devices. Refer to Note 9 to the Condensed Consolidated Interim Financial Statements for additional information.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF ALCON INC.
Consolidated Income Statement (unaudited)

		Three months ended March 31
($ millions except earnings per share)	Note	2023	2022
Net sales to third parties	3	2,333	2,175
Other revenues	3	19	14
Net sales and other revenues		2,352	2,189
Cost of net sales		(1,030)	(967)
Cost of other revenues		(17)	(14)
Gross profit		1,305	1,208
Selling, general & administration		(785)	(741)
Research & development		(202)	(166)
Other income		5	9
Other expense		(55)	(64)
Operating income		268	246
Interest expense		(47)	(29)
Other financial income & expense		(8)	(17)
Income before taxes		213	200
Taxes		(39)	(32)
Net income		174	168

Earnings per share ($)
Basic	4	0.35	0.34
Diluted	4	0.35	0.34

Weighted average number of shares outstanding (millions)
Basic	4	492.4	490.9
Diluted	4	495.5	494.0
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Statement of Comprehensive Income (unaudited)

	Three months ended March 31
($ millions)	2023	2022

Net income	174	168
Other comprehensive income to be eventually recycled into the Consolidated Income Statement:
Currency translation effects, net of taxes(1)	27	2
Total of items to eventually recycle	27	2
Other comprehensive income never to be recycled into the Consolidated Income Statement:
Actuarial (losses)/gains from defined benefit plans, net of taxes(2)	(8)	71
Fair value adjustments on equity securities, net of taxes(3)	1	1
Total of items never to be recycled	(7)	72
Total comprehensive income	194	242
(1)Amounts are net of tax expense of $0.5 million and $0.2 million for the three months ended March 31, 2023 and 2022, respectively.
(2)Amount is net of tax benefit of $2 million for the three months ended March 31, 2023. Amount is net of tax expense of $16 million for the three months ended March 31, 2022.
(3)Amounts are net of tax expense of $0.4 million and $0.2 million for the three months ended March 31, 2023 and 2022, respectively.
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Balance Sheet (unaudited)

($ millions)	Note	March 31, 2023	December 31, 2022
Assets
Non-current assets
Property, plant & equipment		4,063	4,025
Right-of-use assets		394	391
Goodwill		8,970	8,970
Intangible assets other than goodwill		9,523	9,689
Deferred tax assets		421	411
Financial assets	6	312	287
Other non-current assets		277	243
Total non-current assets		23,960	24,016
Current assets
Inventories		2,222	2,109
Trade receivables		1,763	1,673
Income tax receivables		41	13
Cash and cash equivalents		889	980
Other current assets		416	418
Total current assets		5,331	5,193
Total assets		29,291	29,209

Equity and liabilities
Equity
Share capital		20	20
Reserves		19,844	19,657
Total equity		19,864	19,677
Liabilities
Non-current liabilities
Financial debts	5	4,584	4,541
Lease liabilities		360	359
Deferred tax liabilities		1,070	1,064
Provisions & other non-current liabilities		816	786
Total non-current liabilities		6,830	6,750
Current liabilities
Trade payables		851	861
Financial debts	5	102	107
Lease liabilities		73	71
Current income tax liabilities		201	219
Provisions & other current liabilities		1,370	1,524
Total current liabilities		2,597	2,782
Total liabilities		9,427	9,532
Total equity and liabilities		29,291	29,209
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Statement of Changes in Equity (unaudited)
Three months ended March 31, 2023

($ millions)	Share capital	Other reserves	Fair value adjustments on equity securities	Actuarial gains/(losses) from defined benefit plans	Cumulative currency translation effects	Total value adjustments(1)	Equity
Balance as of January 1, 2023	20	19,673	(33)	67	(50)	(16)	19,677
Net income		174				—	174
Other comprehensive income/(loss)			1	(8)	27	20	20
Total comprehensive income	—	174	1	(8)	27	20	194
Equity-based compensation		(12)				—	(12)
Other movements(2)		5				—	5
Total other movements	—	(7)	—	—	—	—	(7)
Balance at March 31, 2023	20	19,840	(32)	59	(23)	4	19,864
Three months ended March 31, 2022

($ millions)	Share capital	Other reserves	Fair value adjustments on equity securities	Actuarial gains/(losses) from defined benefit plans	Cumulative currency translation effects	Total value adjustments(1)	Equity
Balance as of January 1, 2022	20	19,356	(32)	(74)	(14)	(120)	19,256
Net income		168				—	168
Other comprehensive income			1	71	2	74	74
Total comprehensive income	—	168	1	71	2	74	242
Equity-based compensation		(14)				—	(14)
Other movements(2)		2				—	2
Total other movements	—	(12)	—	—	—	—	(12)
Balance at March 31, 2022	20	19,512	(31)	(3)	(12)	(46)	19,486
(1) "Total value adjustments" are presented net of the corresponding tax effects.
(2)Activity includes hyperinflationary accounting.
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Statement of Cash Flows (unaudited)

		Three months ended March 31
($ millions)	Note	2023	2022

Net income		174	168
Adjustments to reconcile net income to net cash flows from operating activities
Depreciation, amortization, impairments and fair value adjustments	7.1	302	263
Equity-based compensation expense		40	34
Non-cash change in current and non-current provisions and other non-current liabilities		25	38
Losses on disposal and other adjustments on property, plant & equipment and other non-current assets, net		4	1
Interest expense		47	29
Other financial income & expense		8	17
Taxes		39	32
Interest received		10	1
Interest paid		(35)	(36)
Other financial payments		(2)	(2)
Taxes paid		(103)	(83)
Net cash flows before working capital changes and net payments out of provisions and other non-current liabilities		509	462
Net payments out of provisions and other cash movements in non-current liabilities		(69)	(33)
Change in net current assets and other operating cash flow items	7.2	(355)	(363)
Net cash flows from operating activities		85	66
Purchase of property, plant & equipment		(104)	(118)
Purchase of intangible assets		(25)	(12)
Purchase of financial assets		(26)	(2)
Proceeds from financial assets		—	2
Acquisitions of assets, net of cash acquired		—	(473)
Net cash flows used in investing activities		(155)	(603)
Repayment of current portion of non-current financial debts		(34)	—
Proceeds from current financial debts		40	—
Proceeds from non-current financial debts		29	—
Other changes in current financial debts		(13)	(30)
Lease payments		(18)	(19)
Payment of withholding taxes related to equity-based compensation		(27)	(28)
Other financing cash flows		2	(12)
Net cash flows used in financing activities		(21)	(89)
Effect of exchange rate changes on cash and cash equivalents		—	12
Net change in cash and cash equivalents		(91)	(614)
Cash and cash equivalents at January 1		980	1,575
Cash and cash equivalents at March 31		889	961
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF ALCON INC. (unaudited)
1. Selected accounting policies
Basis of preparation
These Condensed Consolidated Interim Financial Statements for Alcon Inc. ("the Company") and the subsidiaries it controls (collectively, "Alcon") have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and with the accounting policies as described in Note 2 to the December 31, 2022 Consolidated Financial Statements in the Company’s 2022 Form 20-F ("Form 20-F").
These Condensed Consolidated Interim Financial Statements do not include all of the information required for a complete set of IFRS financial statements. The financial information consolidates the Company and the subsidiaries it controls, and includes selected notes to explain events and transactions that are significant to an understanding of the changes in Alcon's financial position and performance since the prior annual Consolidated Financial Statements. Therefore, the Condensed Consolidated Interim Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2022, which have been prepared in accordance with IFRS as issued by the IASB and can be found in the Form 20-F.
The accompanying Condensed Consolidated Interim Financial Statements present our historical financial position, results of operations, comprehensive income and cash flows in accordance with IFRS. Alcon's principal accounting policies are set out in Note 2 to the Consolidated Financial Statements in the Form 20-F.
Use of estimates and assumptions
The preparation of Condensed Consolidated Interim Financial Statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period that affect the reported amounts of assets and liabilities as well as revenues and expenses. Because of the inherent uncertainties, actual outcomes and results may differ from management's assumptions and estimates.
Impairment of goodwill, Alcon brand name and definite lived intangible assets
As discussed in Note 2 to the Consolidated Financial Statements in the Form 20-F, Goodwill, the Alcon brand name and acquired In-process research & development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever events or changes in circumstance indicate that the asset's balance sheet or reportable segment carrying amount may not be recoverable. Goodwill and other intangible assets represent a significant amount of total assets on the Consolidated Balance Sheet. Impairment testing may lead to potentially significant impairment charges in the future, which could have a materially adverse impact on Alcon's results of operations and financial condition.

2. Significant transactions
Significant transactions in 2023
There were no significant transactions during the three months ended March 31, 2023.
Significant transactions in 2022
Vision Care - Acquisition of Aerie Pharmaceuticals, Inc.
On November 21, 2022, Alcon acquired 100% of the outstanding shares and equity of Aerie Pharmaceuticals, Inc. ("Aerie"), a pharmaceutical company focused on the discovery, development, manufacturing and commercialization of first-in-class ophthalmic therapies. Pursuant to the terms of the Agreement and Plan of Merger, Alcon paid $15.25 per share to acquire all outstanding shares of Aerie's common stock. The total purchase consideration amounted to $744 million and total cash paid for the net identifiable assets recognized, net of cash acquired, was $666 million. Alcon also assumed debt of $316 million. This transaction was accounted for as a business combination that resulted in goodwill of $65 million. The total purchase consideration was funded with proceeds from a bridge loan facility agreement (the "2022 Bridge Loan Facility") on November 21, 2022. The fair values of the acquired assets and assumed liabilities are provisional pending final measurement of the purchase consideration.
Series 2032 Notes and Series 2052 Notes issuance
On December 6, 2022, Alcon, through its wholly owned subsidiary Alcon Finance Corporation (“AFC”), completed a private offering of non-current financial debt consisting of $700 million of 5.375% senior notes due 2032 and $600 million of 5.750% senior notes due 2052. The funds borrowed through the issuance, together with cash, were used to repay the remaining $640 million Facility B term loan and the $775 million 2022 Bridge Loan Facility.
Vision Care - Acquisition of Eysuvis and Inveltys products
On July 8, 2022, Alcon acquired two pharmaceutical ophthalmic eye drops, Eysuvis and Inveltys, from Kala Pharmaceuticals, Inc. The acquisition complements Alcon’s existing portfolio in the large and fast-growing dry eye category. Pursuant to the terms of the Asset Purchase Agreement, Alcon paid total upfront consideration of $60 million for Eysuvis and Inveltys, paid an additional amount to purchase certain related inventory and assumed certain liabilities of approximately $14 million for a purchase consideration of $79 million. In addition, Alcon agreed to potentially pay additional amounts upon achievement of certain commercial milestones if annual sales exceed defined targets that expire after 2029. The purchase consideration was allocated using the relative fair value approach primarily to currently marketed product intangible assets within the Vision Care reportable segment of $71 million and assumed liabilities of $14 million.
Series 2028 Notes issuance
On May 31, 2022, Alcon, through its wholly owned subsidiary Alcon Finance B.V. (“AFBV”), completed a public offering of $537 million (EUR500 million) of non-current EUR denominated financial debt consisting of 2.375% senior notes due 2028. The funds borrowed through the issuance were used to repay the $376 million (EUR350 million) Facility C term loan in full and partially repay $160 million of the Facility B term loan.
Surgical - Acquisition of Ivantis, Inc.
On January 7, 2022, Alcon acquired 100% of the outstanding shares and equity of Ivantis, Inc., a privately-held, US-based company and manufacturer of the Hydrus Microstent, a minimally-invasive glaucoma surgery (“MIGS”) device designed to lower intraocular pressure for open-angle glaucoma patients, for total upfront consideration of $479 million and additional amounts to be potentially paid upon achievement of development and commercial milestones. The acquisition expands Alcon’s surgical portfolio and is expected to help provide a platform for more growth in the glaucoma space. This transaction was accounted for as an asset acquisition.
3. Segmentation of key figures
The segment information disclosed in these Condensed Consolidated Interim Financial Statements reflects historical results consistent with the identifiable reportable segments of Alcon and financial information that the Chief Operating Decision Maker ("CODM") reviews to evaluate segmental performance and allocate resources among the segments. The CODM is the Executive Committee of Alcon.

The businesses of Alcon are divided operationally on a worldwide basis into two identified reportable segments, Surgical and Vision Care. Alcon's reportable segments are the same as its operating segments as Alcon does not aggregate any operating segments in arriving at its reportable segments. As indicated below, certain income and expenses are not allocated to segments.
Reportable segments are presented in a manner consistent with the internal reporting to the CODM. The reportable segments are managed separately due to their distinct needs and activities for research, development, manufacturing, distribution and commercial execution.
The Executive Committee of Alcon is responsible for allocating resources and assessing the performance of the reportable segments.
In Surgical, Alcon researches, develops, manufactures, distributes and sells ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery. The surgical portfolio also includes implantables, consumables and surgical equipment required for these procedures and supports the end-to-end procedure needs of the ophthalmic surgeon.
In Vision Care, Alcon researches, develops, manufactures, distributes and sells daily disposable, reusable, and color-enhancing contact lenses and a comprehensive portfolio of ocular health products, including products for dry eye, glaucoma, contact lens care and ocular allergies, as well as ocular vitamins and redness relievers.
Alcon also provides services, training, education and technical support for both the Surgical and Vision Care businesses.
The basis of preparation and the selected accounting policies mentioned in Note 1 of these Condensed Consolidated Interim Financial Statements are used in the reporting of segment results.
The Executive Committee of Alcon evaluates segmental performance and allocates resources among the segments primarily based on net sales and segment contribution.
Net identifiable assets are not assigned to the segments in the internal reporting to the CODM, and are not considered in evaluating the performance of the business segments by the Executive Committee of Alcon.
Segment contribution excludes amortization and impairment charges for acquired product rights or other intangibles, general and administrative expenses for corporate activities, transformation costs, fair value adjustments to contingent consideration liabilities, past service costs primarily for post-employment benefit plan amendments, integration related costs and certain other income and expense items.
General & administration (corporate) includes the costs of the Alcon corporate headquarters, including all related corporate function costs.
Other income and expense items excluded from segment contribution include fair value adjustments of financial assets in the form of options to acquire a company carried at fair value through profit and loss ("FVPL"), net gains and losses on fund investments and equity securities valued at FVPL, restructuring costs, legal provisions and settlements and other income and expense items not attributed to a specific segment.

Net sales and other revenues by segment

	Three months ended March 31
($ millions)	2023	2022
Surgical
Implantables	427	455
Consumables	656	601
Equipment/other	221	203
Total Surgical net sales to third parties	1,304	1,259
Vision Care
Contact lenses	615	557
Ocular health	414	359
Total Vision Care net sales to third parties	1,029	916
Total net sales to third parties	2,333	2,175
Vision Care other revenues	19	14
Total net sales and other revenues	2,352	2,189
Segment contribution and reconciliation to income before taxes

	Three months ended March 31
($ millions)	2023	2022
Segment contribution
Surgical	381	372
Vision Care	199	170
Total segment contribution	580	542
Not allocated to segments:
Amortization of intangible assets	(190)	(162)
General & administration (corporate)	(68)	(62)
Transformation costs	(26)	(15)
Integration related costs	(6)	(5)
Other	(22)	(52)
Operating income	268	246
Interest expense	(47)	(29)
Other financial income & expense	(8)	(17)
Income before taxes	213	200
Net sales by region(1)

	Three months ended March 31
($ millions unless indicated otherwise)	2023		2022
United States	1,078	46%	939	43%
International	1,255	54%	1,236	57%
Net sales to third parties	2,333	100%	2,175	100%
(1) Net sales to third parties by location of third-party customer.

4. Dividends and earnings per share
Dividends
On February 27, 2023, the Company's Board of Directors (the "Board") proposed a dividend of CHF 0.21 per share, which was subsequently approved by the shareholders at the Annual General Meeting on May 5, 2023 and is expected to be paid on or around May 12, 2023. The total dividend payments will amount to a maximum of $118 million using the CHF/USD exchange rate as of May 5, 2023.
On February 15, 2022, the Board proposed a dividend of CHF 0.20 per share, which was subsequently approved by the shareholders at the Annual General Meeting on April 27, 2022 and paid in May 2022 for an amount of $100 million.
Earnings per share
As of March 31, 2023, there were 493.0 million outstanding common shares, after the delivery of 1.2 million net shares vesting under the equity incentive programs during the three months ended March 31, 2023.
Basic earnings per share is computed by dividing net income for the period by the weighted average number of common shares outstanding during the period. For the three months ended March 31, 2023, the weighted average number of shares outstanding was 492.4 million. For the three months ended March 31, 2022, the weighted average number of shares outstanding was 490.9 million.
The only potentially dilutive securities are the outstanding unvested equity-based awards, as described in Note 8. Except when the effect would be anti-dilutive, the calculation of diluted earnings per common share includes the weighted average net impact of unvested equity-based awards. For the three months ended March 31, 2023, the weighted average diluted number of shares outstanding was 495.5 million, which includes the potential conversion of 3.1 million unvested equity-based awards. For the three months ended March 31, 2022, the weighted average diluted number of shares outstanding was 494.0 million, which includes the potential conversion of 3.1 million unvested equity-based awards.

5. Non-current and current financial debts
The below table summarizes non-current and current Financial debts outstanding as of March 31, 2023 and December 31, 2022.

($ millions)	March 31, 2023	December 31, 2022
Non-current financial debts
Local facilities (Japan), floating rate debt due 2025	29	—
2.750% Series 2026 Notes	498	497
2.375% Series 2028 Notes	540	527
3.000% Series 2029 Notes	994	994
2.600% Series 2030 Notes	746	746
5.375% Series 2032 Notes	692	692
3.800% Series 2049 Notes	494	494
5.750% Series 2052 Notes	591	591
Revolving facility, floating rate due 2026	—	—
Total non-current financial debts	4,584	4,541

Current financial debts
Local facilities, floating rate:
Japan	45	69
All others	44	2
Other short-term financial debts, floating rate	1	26
Derivatives	12	10
Total current financial debts	102	107
Total financial debts	4,686	4,648
Interest expense recognized for Financial debts, excluding lease liabilities, was $41 million and $24 million for the three months ended March 31, 2023 and 2022, respectively.
Revolving facility
The $1.0 billion Revolving facility remained undrawn as of March 31, 2023.
Local bilateral facilities
On February 14, 2023, three local bilateral facilities in Japan with commitments totaling $170 million (JPY $22.5 billion) which matured in February 2023 were refinanced by three facilities with two year maturities.

6. Financial instruments
Fair value by hierarchy
As required by IFRS, financial assets and liabilities recorded at fair value in the Condensed Consolidated Interim Financial Statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. There are three hierarchical levels, based on an increasing amount of judgment associated with the inputs to derive fair value for these financial assets and liabilities, which are as follows:
Financial assets and liabilities carried at Level 1 fair value hierarchy are listed in active markets.
Financial assets and liabilities carried at Level 2 fair value hierarchy are valued using corroborated market data.
Level 1 financial assets include money market funds and deferred compensation assets. There were no financial liabilities carried at Level 1 fair value, and Level 2 financial assets and liabilities include derivative financial instruments.
Investments in money market funds are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The investments are classified as Cash & cash equivalents within the Condensed Consolidated Balance Sheet.
Deferred compensation investments for certain employee benefit plans are held in a rabbi trust and dedicated to pay the benefits under the associated plans but are not considered plan assets as the assets remain available to creditors of Alcon in certain events, including bankruptcy. Rabbi trust assets primarily consist of investments in mutual funds. These assets are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.
Level 3 inputs are unobservable for the financial asset or liability. The financial assets and liabilities generally included in the Level 3 fair value hierarchy are equity securities and convertible notes receivable of private companies measured at fair value through other comprehensive income ("FVOCI"), fund investments, options to acquire private companies, and contingent consideration liabilities measured at fair value through profit and loss ("FVPL").

The below tables summarize financial assets and liabilities measured at fair value on a recurring basis or at amortized cost or cost as of March 31, 2023 and December 31, 2022.

	March 31, 2023
($ millions)	Level 1	Level 2	Level 3	Valued at amortized cost or cost(3)	Total
Non-current financial assets
Long-term financial investments measured at FVOCI	—	—	114	—	114
Long-term financial investments measured at FVPL	—	—	17	—	17
Long-term receivables from customers	—	—	—	121	121
Deferred compensation assets(1)	147	—	—	—	147
Non-current minimum lease payments from finance lease agreements	—	—	—	37	37
Long-term loans, advances and security deposits	—	—	—	23	23
Non-current financial assets	147	—	131	181	459
Current financial assets
Money market funds	436	—	—	—	436
Current portion of long-term receivables from customers(2)	—	—	—	108	108
Current portion of minimum lease payments from finance lease agreements(2)	—	—	—	25	25
VAT receivables(2)	—	—	—	100	100
Other receivables, security deposits and current assets(2)	—	—	—	84	84
Derivative financial instruments(2)	—	5	—	—	5
Current financial assets	436	5	—	317	758
Financial assets at fair value and amortized cost or cost	583	5	131	498	1,217
Financial liabilities
Contingent consideration liabilities	—	—	(100)	—	(100)
Non-current financial debt	—	—	—	(4,584)	(4,584)
Current financial debt	—	—	—	(90)	(90)
Derivative financial instruments	—	(12)	—	—	(12)
Financial liabilities at fair value and amortized cost	—	(12)	(100)	(4,674)	(4,786)
(1)    Recorded in Other non-current assets.
(2)    Recorded in Other current assets.
(3)    The carrying amount is a reasonable approximation of fair value, with the exception of the Series 2026, 2028, 2029, 2030, 2032, 2049 and 2052 Notes recorded in Non-current financial debt with a fair value of $4,289 million and a carrying value of $4,555 million as of March 31, 2023. The fair value of notes was determined using Level 2 inputs. The notes were valued using the quoted market price for such notes, which have low trading volumes.

	December 31, 2022
($ millions)	Level 1	Level 2	Level 3	Valued at amortized cost or cost(3)	Total
Non-current financial assets
Long-term financial investments measured at FVOCI	—	—	88	—	88
Long-term financial investments measured at FVPL	—	—	20	—	20
Long-term receivables from customers	—	—	—	119	119
Deferred compensation assets(1)	139	—	—	—	139
Non-current minimum lease payments from finance lease agreements	—	—	—	38	38
Long-term loans, advances and security deposits	—	—	—	22	22
Non-current financial assets	139	—	108	179	426
Current financial assets
Money market funds	229	—	—	—	229
Current portion of long-term receivables from customers(2)	—	—	—	102	102
Current portion of minimum lease payments from finance lease agreements(2)	—	—	—	25	25
VAT receivables(2)	—	—	—	99	99
Other receivables, security deposits and current assets(2)	—	—	—	77	77
Derivative financial instruments(2)	—	8	—	—	8
Current financial assets	229	8	—	303	540
Financial assets at fair value and amortized cost or cost	368	8	108	482	966
Financial liabilities
Contingent consideration liabilities	—	—	(98)	—	(98)
Non-current financial debt	—	—	—	(4,541)	(4,541)
Current financial debt	—	—	—	(97)	(97)
Derivative financial instruments	—	(10)	—	—	(10)
Financial liabilities at fair value and amortized cost	—	(10)	(98)	(4,638)	(4,746)
(1)    Recorded in Other non-current assets.
(2)    Recorded in Other current assets.
(3)    The carrying amount is a reasonable approximation of fair value, with the exception of the Series 2026, 2028, 2029, 2030, 2032, 2049 and 2052 Notes recorded in Non-current financial debt with a fair value of $4,145 million and a carrying value of $4,541 million as of December 31, 2022. The fair value of notes was determined using Level 2 inputs. The notes were valued using the quoted market price for such notes, which have low trading volumes.
The carrying amount is a reasonable approximation of fair value for all other financial assets and liabilities as of March 31, 2023, including Cash & cash equivalents, Trade receivables, Income tax receivables and Trade payables.
There were no transfers of financial instruments between levels in the fair value hierarchy during the three months ended March 31, 2023.

Level 3 financial instruments measured at fair value on a recurring basis
Financial assets

	Long-term financial investments measured at FVOCI		Financial investments measured at FVPL
($ millions)	2023	2022	2023	2022
Balance as of January 1	88	46	20	6
Additions	25	1	—	—
Gains recognized in Consolidated Statement of Comprehensive Income	1	1	—	—
Unrealized (losses)/gains in Consolidated Income Statement	—	—	(3)	1
Settlement	—	(1)	—	—
Balance as of March 31	114	47	17	7
Financial liabilities

	Contingent consideration liabilities
($ millions)	2023	2022
Balance as of January 1	(98)	(112)
Accretion for passage of time	(2)	(2)
Balance as of March 31	(100)	(114)
As of March 31, 2023, the probability of success for various development and commercial milestones ranges from 55% to 57% and the maximum remaining potential payments related to contingent consideration from business combinations is $395 million, plus other amounts calculated as a percentage of commercial sales in cases where there is not a specified maximum contractual payment amount. The estimation of probability typically depends on factors such as technical milestones or market performance and is adjusted for the probability of payment. If material, probable payments are appropriately discounted to reflect the impact of time.
Contingent consideration liabilities are reported in “Provisions & other non-current liabilities" based on the projected timing of settlement which is estimated to range from 2028 through 2034 for contingent consideration obligations as of March 31, 2023.
Derivatives
As of March 31, 2023, the net value of unsettled positions for derivative forward contracts and swaps was $7 million, including $5 million of unrealized gains in Other current assets and $12 million of unrealized losses in Current financial debts. As of December 31, 2022, the net value of unsettled positions for derivative forward contracts and swaps was $2 million, including $8 million of unrealized gains in Other current assets and $10 million of unrealized losses in Current financial debts. There are master agreements with several banking counterparties for derivative financial instruments; however, there were no derivative financial instruments meeting the offsetting criteria under IFRS as of March 31, 2023 or December 31, 2022.
Nature and extent of risks arising from financial instruments
Note 17 to the Consolidated Financial Statements in the Form 20-F contains a summary of the nature and extent of risks arising from financial instruments. There have been no significant updates to our assessment of the nature and extent of risks arising from financial instruments during the period.

7. Condensed Consolidated Statement of Cash Flows - additional details
The below tables provide additional detail supporting select line items in the Condensed Consolidated Statement of Cash Flows.
7.1     Depreciation, amortization, impairments and fair value adjustments

	Three months ended March 31
($ millions)	2023	2022

Property, plant & equipment	90	82
Right-of-use assets	20	19
Intangible assets	190	162
Financial assets	3	(1)
Other non-current assets	(1)	1
Total	302	263
7.2     Change in net current assets and other operating cash flow items

	Three months ended March 31
($ millions)	2023	2022

(Increase) in inventories	(120)	(42)
(Increase) in trade receivables	(81)	(104)
Increase/(decrease) in trade payables	3	(39)
Net change in other operating assets	(6)	34
Net change in other operating liabilities	(151)	(212)
Total	(355)	(363)

8. Equity-based compensation
As described in Note 23 to the Consolidated Financial Statements in the Form 20-F, Alcon has various equity incentive plans, under which Alcon may grant awards in the form of restricted stock units ("RSUs"), performance-based restricted stock units ("PSUs"), restricted stock awards ("RSAs"), or any other form of award at the discretion of the Board. Certain associates in select countries may also participate in share ownership savings plans.
The below table summarizes unvested share movements for all Alcon equity-based incentive plans for the three months ended March 31, 2023 and 2022:

	Three months ended March 31
(shares in millions)	2023	2022
Unvested at January 1	4.8	5.6
Granted	2.1	1.8
Vested	(1.7)	(1.7)
Unvested at March 31	5.2	5.7

9. Legal proceedings update
A number of Alcon companies are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time, including proceedings regarding product liability, sales and marketing practices, commercial disputes, employment, wrongful discharge, antitrust, securities, health and safety, environmental, tax, international trade, privacy, intellectual property, including under the Hatch-Waxman Act, and anti-bribery matters such as those under the Foreign Corrupt Practices Act of 1977 ("FCPA"), as amended.
As a result, Alcon may become subject to substantial liabilities that may not be covered by insurance and could affect Alcon's business, financial position and reputation. While Alcon does not believe that any of these legal proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large judgments sometimes occur. As a consequence, Alcon may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 18 to the Consolidated Financial Statements in the Form 20-F contains a summary of significant legal proceedings to which Alcon or any of its subsidiaries was a party as of the date of the Form 20-F. The following is a summary as of May 9, 2023 of significant developments in those proceedings since the date of the Form 20-F.
JJSVI patent dispute
On June 23, 2020, Johnson & Johnson Surgical Vision, Inc. ("JJSVI"), acting through its subsidiaries, filed a patent infringement action in the US District Court in Delaware alleging that the manufacture, use, sale, offer for sale, and/or importation of Alcon’s LenSx Laser System willfully infringes, directly and/or indirectly, one or more claims of 12 US patents. JJSVI subsequently amended its complaint to include copyright infringement claims relating to, among other things, source code used in the LenSx Laser System as well as additional claims of patent infringement. Also beginning on June 23, 2020, JJSVI filed claims in Mannheim, Germany, alleging that Alcon directly infringes certain European patents through its manufacture and sale of LenSx. In these cases, JJSVI sought monetary and injunctive relief. Alcon defended all of these cases vigorously and asserted various patent infringement and invalidity claims against JJSVI in Europe and the US. Prior to the trial on the copyright claims in the Delaware action set for February 2023, the parties entered into a confidential settlement agreement to resolve all of the pending legal proceedings described above. As part of that resolution, the parties exchanged cross-licenses of certain intellectual property and other mutually agreed covenants and releases, and Alcon made a one-time payment to JJSVI of $199 million on April 3, 2023, which was accrued as of December 31, 2022 and March 31, 2023, for those rights and to resolve the parties’ various worldwide intellectual property disputes concerning femtosecond laser-assisted cataract surgery devices.
No significant new proceedings have commenced since the date of the Form 20-F.
Alcon believes that its total provisions for legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, additional liabilities and costs may be incurred beyond the amounts provided.

10. Subsequent events
Refer to Note 9 for information on any updates to significant legal proceedings subsequent to March 31, 2023.
These unaudited Condensed Consolidated Interim Financial Statements were authorized for issue by the Audit & Risk Committee on May 9, 2023.

SUPPLEMENTARY INFORMATION - DEFINITIONS AND RECONCILIATIONS OF NON-IFRS MEASURES
Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currencies, EBITDA, free cash flow, and net (debt)/liquidity.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss ("FVPL"), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, obligations related to product recalls, and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, past service costs for post-employment benefit plans, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect Alcon's financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the Consolidated Income Statement excluding:
•the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and
•the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars.

EBITDA
Alcon defines earnings before interest, tax, depreciation and amortization ("EBITDA") as net income/(loss) excluding income taxes, depreciation of property, plant and equipment (including any related impairment charges), depreciation of right-of-use assets, amortization of intangible assets (including any related impairment charges), interest expense and other financial income and expense. Alcon management primarily uses EBITDA together with net (debt)/liquidity to monitor leverage associated with financial debts.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Net (debt)/liquidity
Alcon defines net (debt)/liquidity as current and non-current financial debt less cash and cash equivalents, current investments and derivative financial instruments. Net (debt)/liquidity is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, operating income/(loss) margins and core operating income margins are calculated based upon net sales to third parties unless otherwise noted.

Reconciliation of IFRS results to core results
Three months ended March 31, 2023

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Transformation costs(2)	Other items(4)	Core results
Gross profit	1,305	169	—	4	1,478
Operating income	268	173	26	13	480
Income before taxes	213	173	26	13	425
Taxes(5)	(39)	(31)	(5)	(3)	(78)
Net income	174	142	21	10	347
Basic earnings per share ($)	0.35				0.70
Diluted earnings per share ($)	0.35				0.70
Basic - weighted average shares outstanding (millions)(6)	492.4				492.4
Diluted - weighted average shares outstanding (millions)(6)	495.5				495.5
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results' tables.
Three months ended March 31, 2022

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Transformation costs(2)	Legal items(3)	Other items(4)	Core results
Gross profit	1,208	140	—	—	9	1,357
Operating income	246	146	15	20	21	448
Income before taxes	200	146	15	20	21	402
Taxes(5)	(32)	(25)	(2)	(5)	—	(64)
Net income	168	121	13	15	21	338
Basic earnings per share ($)	0.34					0.69
Diluted earnings per share ($)	0.34					0.68
Basic - weighted average shares outstanding (millions)(6)	490.9					490.9
Diluted - weighted average shares outstanding (millions)(6)	494.0					494.0
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results' tables.

Explanatory footnotes to IFRS to core reconciliation tables
(1)Includes recurring amortization for all intangible assets other than software.
(2)Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.
(3)Includes a provision for a legal settlement.
(4)For the three months ended March 31, 2023, Gross profit includes the amortization of inventory fair value adjustments related to a recent acquisition. Operating income also includes integration related expenses for a recent acquisition and fair value adjustments of financial assets.
For the three months ended March 31, 2022, Gross profit includes charges related to the conflict in Ukraine and amortization of inventory fair value adjustments related to an acquisition. Operating income also includes charges related to the conflict in Ukraine, integration related expenses and fair value adjustments of financial assets.
(5)For the three months ended March 31, 2023, tax associated with operating income core adjustments of $212 million totaled $39 million with an average tax rate of 18.4%.
For the three months ended March 31, 2022, total tax adjustments of $32 million include tax associated with operating income core adjustments, partially offset by discrete tax items. Tax associated with operating income core adjustments of $202 million totaled $35 million with an average tax rate of 17.3%.
(6)Core basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 4 to the Condensed Consolidated Interim Financial Statements.

EBITDA

	Three months ended March 31
($ millions)	2023	2022

Net income	174	168
Taxes	39	32
Depreciation of property, plant & equipment	90	82
Depreciation of right-of-use assets	20	19
Amortization of intangible assets	190	162
Interest expense	47	29
Other financial income & expense	8	17
EBITDA	568	509

Cash flow and net (debt)/liquidity

	Three months ended March 31
($ millions)	2023	2022

Net cash flows from operating activities	85	66
Net cash flows used in investing activities	(155)	(603)
Net cash flows used in financing activities	(21)	(89)
Effect of exchange rate changes on cash and cash equivalents	—	12
Net change in cash and cash equivalents	(91)	(614)
Change in derivative financial instrument assets	(3)	(1)
Change in equity securities of public companies	—	(3)
Change in current and non-current financial debts	(38)	24
Change in net (debt)	(132)	(594)
Net (debt) at January 1	(3,660)	(2,499)
Net (debt) at March 31	(3,792)	(3,093)

Net (debt)/liquidity

($ millions)	At March 31, 2023	At December 31, 2022

Current financial debt	(102)	(107)
Non-current financial debt	(4,584)	(4,541)
Total financial debt	(4,686)	(4,648)

Less liquidity:
Cash and cash equivalents	889	980
Derivative financial instruments	5	8
Total liquidity	894	988
Net (debt)	(3,792)	(3,660)

Free cash flow
The following is a summary of free cash flow for the three months ended March 31, 2023 and 2022, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Three months ended March 31
($ millions)	2023	2022

Net cash flows from operating activities	85	66
Purchase of property, plant & equipment	(104)	(118)
Free cash flow	(19)	(52)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our liquidity, revenue, gross margin, operating margin, effective tax rate, foreign currency exchange movements, earnings per share, our plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items such as our transformation program, market growth assumptions, our sustainability and diversity plans, targets, goals and expectations, and generally, our expectations concerning our future performance.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as: cybersecurity breaches or other disruptions of our information technology systems; compliance with data privacy, identity protection and information security laws; our ability to comply with the US Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws, particularly given that we have entered into a three-year Deferred Prosecution Agreement with the US Department of Justice; the impact of a disruption in our global supply chain or important facilities; supply constraints and increases in the cost of energy; our ability to forecast sales demand and manage our inventory levels and the changing buying patterns of our customers; our ability to manage environmental, social and governance matters to the satisfaction of our many stakeholders, some of which may have competing interests; our success in completing and integrating strategic acquisitions; the success of our research and development efforts, including our ability to innovate to compete effectively; global and regional economic, financial, legal, tax, political and social change; our ability to comply with all laws to which we may be subject; pricing pressure from changes in third party payor coverage and reimbursement methodologies; our ability to properly educate and train healthcare providers on our products; our reliance on outsourcing key business functions; our ability to attract and retain qualified personnel; the impact of unauthorized importation of our products from countries with lower prices to countries with higher prices; the ability to obtain regulatory clearance and approval of our products as well as compliance with any post-approval obligations, including quality control of our manufacturing; our ability to protect our intellectual property; our ability to service our debt obligations; the need for additional financing through the issuance of debt or equity; the effects of litigation, including product liability lawsuits and governmental investigations; effect of product recalls or voluntary market withdrawals; the accuracy of our accounting estimates and assumptions, including pension and other post-employment benefit plan obligations and the carrying value of intangible assets; legislative, tax and regulatory reform; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to our shareholders as a Swiss corporation compared to a US corporation; and the effect of maintaining or losing our foreign private issuer status under U.S. securities laws.
Additional factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this document speak only as of the date of its filing, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise.
INTELLECTUAL PROPERTY
This report may contain reference to our proprietary intellectual property. All product names appearing in italics are trademarks owned by or licensed to Alcon Inc. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Alcon or its subsidiaries and are the property of their respective owners.

ABOUT ALCON
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning more than seven decades, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 25,000 associates are enhancing the quality of life through innovative products, partnerships with eye care professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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